Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollar Amounts in Thousands)

	For the three months ended March 31,	For the years ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$460	$2,159	$11,871	$21,111	$9,772	$6,094
Capitalized interest	10,068	33,783	19,857	10,459	4,295	4,410

Total fixed charges	10,528	35,942	31,728	31,570	14,067	10,504
Preferred stock dividends	1,840	7,219	7,294	9,756	12,731	7,977

Total combined fixed charges and preferred stock dividends	12,368	43,161	39,022	41,326	26,798	18,481
Earnings:
Income (loss) before income taxes	$56,256	$121,697	$(91,827)	$(201,665)	$60,900	$7,391
Distributed income from Medusa Spar LLC	—	—	—	—	—	813
Fixed Charges	10,528	35,942	31,728	31,570	14,067	10,504
Less:
Capitalized interest	(10,068)	(33,783)	(19,857)	(10,459)	(4,295)	(4,410)

Total	$56,716	$123,856	$(79,956)	$(180,554)	$70,672	$14,298
Ratio of earnings to fixed charges(a)	5.39	3.45	(b )	(c )	5.02	1.36
Ratio of earnings to combined fixed charges and preferred stock dividends	4.59	2.87	(b )	(c )	2.64	0.77

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus capitalized interest).
(b)	For the year ended December 31, 2016, we recorded a $95.8 million ceiling test write-down of our oil and gas properties. As a result, earnings in 2016 were insufficient by $111.7 million to cover fixed charges, and by $119.0 million to cover fixed charges plus preferred stock dividends.
(c)	For the year ended December 31, 2015, we recorded a $208.4 million ceiling test write-down of our oil and gas properties. As a result, earnings in 2015 were insufficient by $212.1 million to cover fixed charges, and by $221.9 million to cover fixed charges plus preferred stock dividends.